News Release
NYSE-AMEX, TSX Symbol: NG

Update on NovaGold Litigation

October 22, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today provided an update on litigation pending against the Company.

In August 2008, NovaGold, the Galore Creek Mining Corporation and certain of its officers and directors were named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. Similar complaints followed and were filed as a consolidated lawsuit on December 22, 2008. The plaintiff alleged violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings made from October 25, 2006 through November 23, 2007 concerning NovaGold’s Galore Creek project, and sought an unspecified amount of damages in an amount to be proven at trial.

On June 5, 2009, the Court dismissed all of the plaintiff’s claims under the Securities Act of 1933, dismissed all claims against the Galore Creek Mining Corporation, and dismissed certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. The Company disputes the claims that remain and intends to contest the action vigorously.

On October 14, 2009, NovaGold and certain of its directors and officers together with Hatch Ltd., the engineering firm that completed the October 2006 Galore Creek feasibility study, were named as defendants in a purported class action lawsuit commenced by a Notice of Action filed in the Ontario Superior Court of Justice in Canada. A Statement of Claim has not yet been filed. The Notice of Action alleges, among other things, that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project, and seeks general damages in the amount of $100 million.

NovaGold disputes all of these claims and believes that it has substantial and meritorious legal and factual defenses, which the Company intends to pursue vigorously.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available online at www.novagold.net or by email at info@novagold.net.

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NovaGold Contacts

Don MacDonald
Senior Vice President & CFO

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements concerning the merits and possible outcome of pending litigation, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the risk and uncertainties involved in the litigation process, such as the possible discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretations of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals, and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of management’s beliefs, opinions, projections or other factors, should they change.